PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2014. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2013, is available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of November 5, 2014.

THIRD QUARTER HIGHLIGHTS

     Key consolidated financial information5

  The Company incurred a net loss of $105.9 million ($0.66 per share) in Q3 2014, including a goodwill impairment charge of $99.0 million relating to the Brigus acquisition, compared to net income of $10.1 million ($0.09 per share) in Q3 2013.

  Adjusted net income4 was $0.3 million ($0.00 per share) in Q3 2014, compared to adjusted net income of $11.0 million ($0.09 per share) in Q3 2013.

  Operating cash flows before working capital changes were $21.7 million ($0.14 per share) in Q3 2014, compared to $20.9 million ($0.18 per share) in Q3 2013.

     Key consolidated performance measures5

  The Company produced 59,673 gold equivalent ounces¹ in Q3 2014, compared to 41,998 in Q3 2013. Gold production increased to 51,464 ounces and silver production decreased to 1.41 million ounces in Q3 2014 from 31,791 ounces and 1.62 million ounces, respectively, in Q3 2013.

  The Company incurred total cash costs per gold equivalent ounce² of $689 for Q3 2014, compared to $516 for Q3 2013. On a by-product basis, total cash costs per gold ounce were $596 for Q3 2014, compared to $252 for Q3 2013.

  All-in sustaining costs per ounce³ were $1,154 for Q3 2014, compared to $974 in Q3 2013.

1

“Gold equivalent ounces” includes silver ounces produced converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for Q3 2014 was based on realized prices of $1,275 per ounce of gold and $7.43 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

3

All-in sustaining cost per ounce is a non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to “Non-GAAP measure – All-in sustaining costs per gold ounce” below for a reconciliation of all-in sustaining costs per gold ounce.

4

Adjusted net income and adjusted net income per share are non-GAAP measures. Adjusted net income is net income adjusted for unusual items. These non-GAAP measures have no standardized meaning and they are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income” below for a reconciliation of adjusted net income to reported net income.

5	Includes the results of the Black Fox mine from March 5, 2014 (the acquisition date) to September 30, 2014. Since the Black Fox mine was not owned in Q3 2013, the periods are not directly comparable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in both Mexico and Canada. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. The Company owns two producing properties, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states, and as of March 5, 2014, with the acquisition of Brigus Gold Corp. (“Brigus”), the Black Fox mine located in Township of Black River-Matheson, Ontario, Canada. The Company owns properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprise the Black Fox Complex.

In addition, the Company owns one development-stage project; the Cerro del Gallo gold-silver-copper project, located in the state of Guanajuato in central Mexico. Further, the Company has one exploration property, Ventanas, located in Durango State, Mexico.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”, “P.WT.A” and “P.WT.B” (former Brigus warrants), as well as convertible debentures “P.DB.U” (former Brigus debentures).

During the third quarter of 2014 the gold price decreased 8%, ranging from highs of approximately $1,340 per ounce to a low of $1,205 per ounce, losing all of the gains the precious metal had made in the first half of 2014. The sharp drop in the gold price in September was mainly due to the strength of the US dollar and heavy redemptions in gold bullion exchange traded products.

In the third quarter the Company’s flagship San Dimas mine increased mill throughput as planned but as a result of lower grades and recoveries for both gold and silver, produced 37,385 gold equivalent ounces, 11% lower than Q3 2013. The Company’s mine plan called for lower grades in the second half of 2014. The Company announced on August 7, 2014 that it had approved the second phase of the San Dimas expansion to 3,000 tonnes per day (“TPD”). The preliminary scoping study completed by the Company shows an attractive after-tax internal rate of return and a payback period of less than 12 months after project completion.

During the third quarter, the Black Fox mine produced 22,288 ounces of gold, 30% higher than Q2 2014, and 68% higher than Q1 2014. Management has established the capital expenditures plan for Black Fox in order to invest sufficiently in underground development and exploration, while still focusing on cost control, mine productivity and exploring the mine’s potential, both laterally and at depth.

With respect to the Grey Fox and Pike River properties, management has commenced an exploration program for 2014, funded with the Cdn$9 million proceeds from a flow-through share offering that closed on March 25, 2014. As at September 30, 2014, Cdn$6.2 million of the flow-through funds had been spent.

The Company’s main objectives for the Cerro del Gallo project in 2014 are to complete the acquisition of the remaining surface land parcels, the pre-construction permitting process, the basic design of the plant and infrastructure, update of the capital cost estimate, further metallurgical optimization and exploration drilling in order to improve management’s confidence in the Cerro del Gallo metallurgical and regional exploration upside. The Company had expected to make a construction decision in mid-2014, however it has been delayed in order to allow the 2014 drilling and metallurgical testing programs to be completed. The Company now expects to make a construction decision for Cerro del Gallo in early 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

RECENT CORPORATE DEVELOPMENTS

Impairment of goodwill

On December 16, 2013, Primero announced that it was acquiring all of the issued and outstanding shares of Brigus Gold Inc. under a share exchange deal. At this time, the share price of the Company was Cdn$5.22. The acquisition was closed on March 5, 2014 at which point, the Company’s share price had risen to Cdn$7.50. In accordance with IFRS 3, Business Combinations, the closing share price on the date of the transaction is used to determine the fair value of the purchase price when valuing the shares issued by the Company. This increase in the share price of the Company prior to closing the acquisition resulted in additional purchase consideration for accounting purposes of $85.0 million from that determined in December 2013.

Goodwill of $99.0 million arose on the Brigus transaction, most of which is attributed to the additional consideration as a result of the increase in the Company’s share price between announcement and closing of the acquisition. All of this goodwill was assigned to the Black Fox Complex cash generating unit (“CGU”) as it was the only business unit acquired pursuant to the acquisition.

Since the acquisition date, the Company has followed an extensive valuation process on the Black Fox Complex and review of the Black Fox mine plan. The value-in-use model used to fair value the mineral assets acquired as a result of the business combination with Brigus is still under review and considered preliminary as at September 30, 2014, however, as a result of the work performed to date and information determined since the acquisition date, the Company has determined that the current valuation cannot support the carrying value of the goodwill and accordingly a goodwill impairment charge has been recorded for the full carrying value of $99.0 million in the quarter.

OUTLOOK FOR 2014

The Company issued revised guidance during the third quarter 2014. The Company now expects to produce between 220,000 and 240,000 gold equivalent ounces at $675 to $725 cash costs per ounce in 2014. This represents a modest decrease in production and a modest increase in costs compared to previous estimates.

Black Fox production guidance changed moderately to between 65,000 and 75,000 ounces (original guidance; 70,000 to 80,000 ounces) at unchanged cash costs of between $850 and $900 per ounce. Black Fox all in sustaining costs increased slightly to between $1,400 and $1,450 per ounce reflecting the optimization plan to increase underground throughput.. The Company also announced new high-grade drilling results that further expand the known mineralization at depth at Black Fox and provide additional confidence in the Grey Fox project.

The Company increased its gold production guidance at San Dimas to 120,000 to 130,000 ounces (original guidance; 115,000 to 125,000 ounces) in 2014. However gold equivalent guidance remained unchanged. A slight increase in cash costs at San Dimas was directly related to power costs, slightly lower realized gold/silver price ratio and cost increases, including labour, associated with long-hole development as the mine transitions to the recent 2,500 tonnes per day mill expansion.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Primero's revised 2014 outlook is summarized in the following table:

Revised Outlook 2014	Black Fox	San Dimas	Total
Attributable gold equivalent production¹ (gold equivalent ounces)	65,000-75,000	155,000-165,000	220,000-240,000
Gold production (ounces)	65,000-75,000	120,000-130,000	185,000-205,000
Silver production (million ounces)	-	6.1-6.3	6.1-6.3
Total cash costs (per gold equivalent ounce)	$850-$900	$600-$650	$675-$725
All-in sustaining costs (per gold ounce)	$1,400-$1,450	$750-$800	$1,175-$1,225

Material assumptions used to forecast total cash costs for the third and fourth quarters of 2014 include: an average gold price of $1,200 per ounce; an average silver price of $7.96 per ounce (calculated using the silver purchase agreement contract price of $4.16 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $21 per ounce); and foreign exchange rates of 1.07 Canadian dollars and 13 Mexican pesos to the US dollar.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

SELECTED CONSOLIDATED QUARTERLY AND YEAR-TO-DATE INFORMATION

	Three months ended		Nine months ended
	September 30,		September 30,
	2014¹	2013	2014¹	2013
Key Performance Data
Tonnes of ore milled	442,739	199,812	1,110,083	585,304
Produced
Gold equivalent (ounces)	59,673	41,998	162,845	108,743
Gold (ounces)	51,464	31,791	133,803	82,886
Silver (million ounces)	1.41	1.62	4.40	4.45
Sold
Gold equivalent (ounces)	60,209	40,210	160,249	106,239
Gold (ounces)	51,701	30,261	130,880	80,689
Silver (million ounces)	1.46	1.58	4.39	4.48
Average realized prices
Gold ($/ounce)²	$1,251	$1,338	$1,266	$1,445
Silver ($/ounce)²	$7.43	$8.42	$8.61	$8.03
Average gold London PM fix	$1,282	$1,326	$1,288	$1,456
Total cash costs (per gold ounce)
Gold equivalent basis	$689	$516	$682	$580
By-product basis	$596	$252	$546	$330
All-in sustaining costs (per gold ounce)	$1,154	$974	$1,232	$955

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	75,503	53,793	203,441	152,589
Earnings from mine operations	6,184	22,960	34,125	62,259
Net (loss) income	(105,904)	10,080	(114,420)	31,645
Adjusted net income (loss)	259	10,959	(1,572)	37,098
Basic (loss) income per share	(0.66)	0.09	(0.76)	0.30
Diluted (loss) income per share	(0.66)	0.09	(0.76)	0.30
Adjusted net income (loss) per share	0.00	0.09	(0.01)	0.35
Operating cash flows before working capital changes	21,704	20,926	53,855	56,935
Assets
Mining interests	963,944	612,798	963,944	612,798
Total assets	1,092,367	783,883	1,092,367	783,883
Liabilities
Long-term liabilities	184,540	49,392	184,540	49,392
Total liabilities	240,539	87,724	240,539	87,724
Equity	851,828	696,159	851,828	696,159
Weighted average shares outstanding (basic)(000's)	159,961	115,546	149,719	106,082
Weighted average shares outstanding (diluted)(000's)	159,961	115,782	149,719	106,491

1	Includes the results for the period for which the Black Fox Complex assets, acquired on March 5, 2014, were owned by Primero (March 5, 2014 to September 30, 2014).

2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “REVIEW OF OPERATIONS” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

The table below sets out variances in the key drivers of net income (loss) for the three and nine months ended September 30, 2014 compared with the three and nine months ended September 30, 2013:

	Three months ended	Nine months ended
	September 30, 2014	September 30, 2014
	compared to three	compared to nine months
In thousands of U.S. dollars	months ended	ended September 30,
	September 30, 2013	2013
	$	$
Loss from Black Fox mining operations	(4,411)	(8,635)
San Dimas:
Increased gold volumes sold	1,943	11,309
Decreased gold price	(1,998)	(14,074)
(Decreased) increased silver revenue	(2,469)	1,794
Higher depletion	(1,958)	(6,896)
Higher operating expenses	(7,883)	(11,632)
Lower earnings from mine operations	(16,776)	(28,134)
Goodwill impairment charge	(98,961)	(98,961)
Lower (higher) general and administrative expenses	1,232	(12,909)
Higher transaction costs and other expenses	(529)	(2,211)
Higher finance expenses	(2,353)	(3,737)
Gain on derivative liability	2,179	2,464
Higher income tax expense	(2,365)	(1,587)
Other	1,589	(990)
Reduction in net income	(115,984)	(146,065)

The information in this section relates to the Company’s consolidated financial results. More detailed operating and financial information on the Company’s mines is included in “REVIEW OF OPERATIONS” below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Three months ended September 30, 2014 compared to three months ended September 30, 2013

  Revenues increased to $75.5 million in Q3 2014 from $53.8 million in Q3 2013 with Black Fox accounting for $24.2 million of the increase.

  Operating expenses were $44.5 million in Q3 2014, $23.2 million more than Q3 2013, $15.3 million of which was due to the acquisition of Black Fox. Operating expenses at San Dimas increased by $7.9 million, mainly due to higher gold sales volumes and higher consulting costs related to operational assessment and business improvement initiatives.

  Depreciation and depletion was $24.8 million in Q3 2014, compared to $9.5 million in Q3 2013, with Black Fox accounting for $13.3 million of the increase. Depreciation and depletion was $11.5 million at San Dimas in Q3 2014, $2.0 million higher than Q3 2013 due mainly to the change in depletion methodology between the two periods. From October 1, 2013 forward, the mining property capitalized in respect of the San Dimas asset was depleted over a shorter period of time (see “CRITICAL ACCOUNTING POLICY – DEPLETION OF MINING PROPERTIES” below).

  An impairment charge of $99.0 million, related to goodwill recognized on the acquisition of Brigus, was recorded in Q3 2014 (see “RECENT CORPORATE DEVELOPMENTS” above).

  General and administrative expenses were $5.9 million in Q3 2014, compared with $7.1 million in Q3 2013 due mainly to significantly lower share-based payment expense, as shown below

	Three months ended Sept 30,

(In thousands of U.S. dollars)	2014	2013

Share-based payment	(1,154)	3,620
Salaries and wages	1,702	1,095
Rent and office costs	981	394
Legal, accounting, consulting, and other professional fees	694	1,050
Estimated costs of Vancouver office closure and relocation of finance function to Toronto	2,040	-
Other general and administrative expenses	1,591	927
Total	5,854	7,086
  The value of units in the Company’s cash-settled phantom share unit (“PSU”) plans, are marked to market each period based on the Company’s share price, which decreased 36% in Q3 2014 and increased 19% in Q3 2013. The Brigus acquisition in March 2014 increased general and administrative expenses by $0.4 million in Q3 2014, including $0.2 million in salaries and wages and $0.2 million in consulting fees. Additionally, $2.0 million was accrued in Q3 2014 for the Company’s Vancouver office which will be closing in early 2015.

  Finance expense was $2.3 million in Q3 2014, compared with a $nil in Q3 2013, primarily due to $1.1 million of interest paid and accretion on the convertible debentures assumed upon the acquisition of Brigus, $0.6 million of interest and amortization of expenses on the line of credit.

  The Company recorded a foreign exchange gain of $2.6 million in Q3 2014 compared with a foreign exchange loss of $0.3 million in Q3 2013. The gain in Q3 2014 was mainly due to an unrealized foreign exchange gain on translation of the net liabilities of Primero Gold Canada from the Canadian dollar, which depreciated during the period, to the U.S. dollar (its functional currency).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

  The Company recorded a gain on derivative liability of $2.2 million in Q3 2014 as compared to $nil in Q3 2013. The derivative liability relates to the conversion option on the convertible debentures assumed upon the acquisition of Brigus in March 2014. The conversion option is fair valued each period and during Q3 2014, as a result of the reduction in the Company’s share price, the value of the conversion option derivative liability decreased by $2.2 million therefore creating a gain in the statement of operations and comprehensive loss.

  The Company recorded an income tax expense of $7.3 million in Q3 2014, compared with $5.0 million in Q3 2013. The details are as follows:

(In thousands of US dollars)	Q3 2014	Q3 2013

Current tax expense:
Mining royalty at San Dimas	659	-
Other current tax	220	187

Deferred tax expense:
Withholding tax on intercompany interest	1,132	1,193
San Dimas change in tax shelter	6,183	3,580
Other deferred tax	(869)	-

Total tax expense	7,325	4,960

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the US dollar reporting financial statements. The reduction in San Dimas tax shelters includes the tax effect of intercompany interest expense and permanent differences. The impact of foreign exchange on the Company’s tax provision increased income tax expense by $6.2 million in Q3 2014 as compared to $0.5 million in Q3 2013. The volatility of the exchange rate between the Mexican peso and the US dollar can result in significant adjustments to deferred tax expense but not cash taxes because of the loss carryforwards. See Note 7 to the September 30, 2014 condensed consolidated interim financial statements for a full reconciliation of income taxes at the statutory rate to the income tax recovery or expense in the statement of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Nine months ended September 30, 2014 (“YTD 2014”) compared to nine months ended September 30, 2013 (“YTD 2013”)

  Revenue was $203.4 million in YTD 2014, $50.9 million more than YTD 2013, with the Black Fox mine, acquired on March 5, 2014, accounting for $51.9 million of the increase.

  Operating expenses increased by $48.0 million to $112.6 million in YTD 2014, of which $36.3 million was due to the acquisition of the Black Fox mine. Operating expenses at San Dimas increased by $11.7 million in YTD 2014 from YTD 2013 mainly due to increased sales volumes, as well as consultant costs related to operational assessments and business improvement initiatives at San Dimas.

  Depreciation and depletion was $56.7 million in YTD 2014, an increase of $31.0 million from YTD 2013, with Black Fox accounting for $24.1 million of the increase. Depreciation and depletion expense was $32.6 million at San Dimas in YTD 2014, 27% higher than YTD 2013 due mainly to the increase in gold production and the change in depletion methodology between the two periods, as described above.

  An impairment charge of $99.0 million, related to goodwill recognized on the acquisition of Brigus, was recorded in YTD 2014 (see “RECENT CORPORATE DEVELOPMENTS” above).

  General and administrative expenses were $29.7 million in YTD 2014, compared with $16.8 million in YTD 2013, due in part to a $3.7 million increase in share-based payment expense. The value of units in the Company’s cash-settled PSU plans are marked to market each period based on the Company’s share price, which increased 16% in YTD 2014 and decreased 12% in YTD 2013. The breakdown of general and administrative expenses is as follows:

	Nine months ended Sept 30,

(In thousands of U.S. dollars)	2014	2013

Share-based payment	9,635	5,928
Salaries and wages	8,573	4,084
Rent and office costs	2,033	1,295
Legal, accounting, consulting, and other professional fees	2,925	2,570
Estimated costs of Vancouver office closure and relocation of finance function to Toronto	2,040	-
Other general and administrative expenses	4,492	2,912
Total	29,698	16,789

The Brigus acquisition added $1.1 million of general and administrative expenses in YTD 2014, comprising $0.8 million in salaries and wages and $0.3 million in consulting fees. The remaining $3.7 million increase in salaries and wages was due mainly to new positions hired since YTD 2013 as the Company has grown its business. Other general and administrative expenses increased $1.6 million in YTD 2014, primarily due to additional public company costs. $2.0 million was accrued in Q3 2014 for the Company’s Vancouver office which will be closing in early 2015.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

  Transaction costs and other expenses were $8.9 million in YTD 2014, including $7.3 million of transaction costs related to the acquisition of Brigus, and $0.7 million related to the newly introduced 0.5% Mexico mining royalty, compared with $6.7 million in YTD 2013, which included $5.5 million for historical social security premiums in Mexico (see Note 16 to the September 30, 2014 condensed consolidated interim financial statements).

  Finance expense was $4.6 million in YTD 2014, compared to $0.9 million in YTD 2013, primarily due to $2.6 million of interest paid and accretion on the convertible debentures assumed upon the acquisition of Brigus, as well as $0.8 million of interest and amortization of expenses on the line of credit.

  The Company recorded a gain on derivative liability of $2.5 million in YTD 2014 as compared to $nil in YTD 2013. The derivative liability relates to the conversion option on the convertible debentures assumed upon the acquisition of Brigus in March 2014. The conversion option is fair valued each period and as a result of the reduction in the Company’s share price from March 5, 2014 to September 30, 2014, the value of the conversion option derivative liability decreased by $2.5 million therefore creating a gain in the statement of operations and comprehensive loss.

  The Company recorded an income tax expense of $7.0 million in YTD 2014, compared with $5.4 million in YTD 2013. The details are as follows:

	YTD	YTD
(In thousands of US dollars)	2014	2013

Current tax expense:
Mining royalty at San Dimas	2,803	-
Other current tax	304	360

Deferred tax expense:
Withholding tax on intercompany interest	3,374	3,589
San Dimas change in tax shelter	2,230	1,477
Other deferred tax	(1,698)	-

Total tax expense	7,013	5,426

As described above, the San Dimas change in tax shelter represents earnings before income taxes less intercompany interest expenses and adjustments for permanent differences. The impact of foreign exchange on the Company’s tax provision increased income tax expense by $4.8 million in YTD 2014 as compared to a $0.9 million in 2013. See Note 7 to the September 30, 2014 condensed consolidated interim financial statements for a full reconciliation of income taxes at the statutory rate to the income tax recovery or expense in the statement of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

REVIEW OF OPERATIONS

San Dimas mine

The following table discloses operating data for the San Dimas mine.

	Three months ended		Nine months ended
	30-Sep-14	30-Sep-13	30-Sep-14	30-Sep-13
Key Performance Data
Tonnes of ore mined	229,589	198,222	643,646	586,894
Tonnes of ore milled	219,656	199,812	637,056	585,304
Average mill head grade (grams/tonne)
Gold	4.34	5.08	4.69	4.52
Silver	216	265	235	248
Average recovery rate (% )
Gold	95%	97%	94%	98%
Silver	92%	95%	92%	95%
Produced
Gold equivalent (ounces)	37,385	41,998	119,295	108,743
Gold (ounces)	29,176	31,791	90,253	82,886
Silver (million ounces)	1.41	1.62	4.40	4.45
Sold
Gold equivalent (ounces)	40,221	40,210	117,885	106,239
Gold (ounces)	31,713	30,261	88,515	80,689
Silver at fixed price (million ounces)	1.17	1.18	3.14	3.48
Silver at spot (million ounces)	0.29	0.40	1.24	1.00
Average realized price (per ounce)
Gold	$1,275	$1,338	$1,286	$1,445
Silver	$7.43	$8.42	$8.61	$8.03
Total cash costs (per gold ounce)
Gold equivalent basis	$690	$516	$619	$580
By-product basis	$526	$252	$398	$330
All-in sustaining costs (per ounce)¹	$919	$751	$798	$753

1

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this.

The San Dimas mine produced 29,176 ounces of gold and 1.4 million ounces of silver in Q3 2014, 8% lower and 13% lower, respectively, than Q3 2013. The decrease in production was due mainly to lower grades and recoveries. These decreases were partially offset by 10% higher tonnage milled. Average daily throughput was 2,388 tonnes in Q3 2014, lower than the expanded mill capacity of 2,500 tonnes due mainly to electrical disruptions in July caused by heavy rains, which reduced throughput for the month to 2,098 TPD. Recovery rates improved in Q3 2014 from the first half of the year, but were lower than the previous year due to the commissioning of new tanks and modification of existing tanks to allow for more leaching residence time at 2,500 TPD, which is expected to be completed in the fourth quarter.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

During Q3 2014, the Company sold 289,957 ounces of silver at spot prices for an average price of $20.44 per ounce, compared to 395,570 ounces at an average price of $21.18 per ounce in Q3 2013. In 2004, the then owner of the San Dimas mine entered into an agreement to sell all the silver produced at the San Dimas mine for a term of 25 years to Silver Wheaton Caymans Ltd. in return for an upfront payment comprising cash and shares of Silver Wheaton Corp. and a per ounce payment of the lesser of $3.90 (adjusted for annual inflation), or the market price. The Company was required to assume this agreement, with amendments, when it acquired the San Dimas mine in 2010. The amendments provided that for each of the first four years after the acquisition date (i.e., until August 5, 2014), the first 3.5 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. From August 6, 2014 and for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

Total cash costs on a gold equivalent and by-product basis in Q3 2014 were $690 and $526 per ounce, respectively, compared with $516 and $252 per ounce, respectively, in Q3 2013. The higher cash costs per ounce was due to an 11% decrease in gold equivalent ounces produced and a $4 million (19%) increase in cash operating costs when comparing Q3 2014 to Q3 2013. Most of the increases in operating costs related to labour and contractors. Labour costs increased due to an increase in pay rates and headcount and social security payments. Contractor costs increased due mainly to expanding the contracted security force in mid-2013 and higher contract mining and haulage fees. Silver by-product credits decreased by 23% in Q3 2014 compared with Q3 2013, due to reduced silver spot sales, impacting by-product cash costs relatively more than cash costs on a gold equivalent basis.

The Company incurred all-in sustaining costs for the San Dimas mine of $919 per gold ounce in Q3 2014, compared with $751 per gold ounce in Q3 2013 due to increased cash costs, as explained above, and higher sustaining capital expenditures.

For the year ended September 30, 2014 gold production increased 9%, largely a result of the mill improvements and higher throughput. Despite the increase in gold production, cash costs were also higher because of increased labour and contractor costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Black Fox mine

The following table discloses operating data for the Black Fox mine. The Company owned the mine for the entirety of the third and second quarter 2014 and for just 26 days during Q1 2014.

		For the		For the
	Three months	period	Three months	period	Three months
	ended	March 5, 2014 -	ended	March 5, 2014 -	ended
	30-Sep-14	Sep 30, 2014	30-Jun-14	March 31, 2014	30-Sep-13
Key Performance Data
Open pit mining
Tonnes of ore mined	232,985	535,436	247,029	55,422	152,709
Strip ratio	6.78	8.00	8.10	12.66	16.26
Average grade (grams/tonne) Gold	2.61	2.21	1.85	2.17	2.88
Underground mining
Tonnes of ore mined	20,880	70,715	41,739	8,096	74,628
Average grade (grams/tonne) Gold	5.78	4.91	4.33	5.65	5.69
Open pit and underground
Tonnes of ore milled	223,083	473,027	209,948	39,996	207,559
Average mill head grade (grams/tonne)	3.24	3.01	2.69	3.36	4.34
Average recovery rate (%) Gold	96%	95%	95%	95%	94%
Produced
Gold (ounces)	22,288	43,550	17,166	4,096	27,174
Sold
Gold at spot price (ounces)	18,432	39,160	15,720	5,008	25,963
Gold at fixed price (ounces)	1,556	3,205	1,334	315	2,381
Average realized price (per ounce) Gold	$1,212	$1,224	$1,224	$1,272	$1,301
Total cash costs (per gold ounce)¹	$688	$854	$998	$1,154	$615
All-in sustaining costs (per ounce) ²	$1,202	$1,453	$1,771	$1,480	$905

1

The Company reports total cash costs on a production basis, whereas the prior owner of Black Fox reported total cash costs on a sales basis, consequently the reported total cash costs, cash costs per gold ounce, and all-in sustaining costs per ounce for Black Fox for historical periods will differ from those reported by the prior owner.

2

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this.

During Q3 2014, the Black Fox mine produced 22,288 ounces of gold, of which 1,783 were committed under a gold streaming agreement to Sandstorm. Total gold production from the Black Fox mine in Q3 2014 was 18% lower than Q3 2013. During Q3 2014, as a result of undertaking its technical review of the Black Fox mine, the Company modified its original short term mine plan in order to build long-hole stope inventory throughout the remainder of 2014 and early 2015 and hence reduced production from the underground mine operation in 2014. Tonnage from the underground operation was 53,748 tonnes lower in Q3 2014 than Q3 2013, but tonnage from the open pit operation was 80,276 tonnes higher comparing the same periods. Lower grades from the open pit resulted in the lower gold production in Q3 2014.

During Q3 2014, the Company sold 1,556 ounces of gold under a gold purchase agreement to Sandstorm Gold Inc. (“Sandstorm”) at an average price of $509 per ounce, and 18,432 ounces of gold at an average spot price of $1,272, resulting in an average price of $1,212. On November 9, 2010, Brigus entered into an gold purchase agreement with Sandstorm to sell a portion of future gold production from the Black Fox mine and the adjoining Pike River property (the “Black Fox Extension”) for an upfront cash payment of $56.3 million and ongoing per ounce payments of the lesser of $500 per ounce of gold (subject to an inflationary adjustment beginning in 2013, not to exceed 2% per year) and market prices. On November 5, 2012, Brigus elected to repurchase a portion of the stream by paying $24.4 million to Sandstorm, which resulted in Sandstorm being entitled to 8% of the future production at the Black Fox mine and 6.3% at the Black Fox Extension. The Company was required to assume the gold purchase agreement when it acquired Brigus in March 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Total cash costs per gold ounce increased 12% from $615 in Q3 2013 to $688 in Q3 2014, due mainly to the lower production. The Black Fox mine incurred all-in sustaining costs per gold ounce of $1,202 in Q3 2014, compared to $905 in Q3 2013 mainly due to higher sustaining capital expenditures in Q3 2014 than Q3 2013, primarily for exploration and development as planned to optimize underground development.

GREY FOX AND PIKE RIVER

The Grey Fox property is located four kilometers south-east of the Black Fox mine and the Pike River property lies between the Black Fox mine and the Grey Fox gold deposit. Apart from the Black Fox mine deposit mineralization, the majority of known gold mineralization defined to date at the Black Fox Complex occurs within the three zones (the Contact Zone, Zone 147 and Grey Fox South Zone) on the Grey Fox-Pike River properties. The Company's 2014 exploration program includes 76,600 metres of exploration and delineation drilling at Grey Fox, of which approximately 59,498 metres have been drilled to date in 2014. Drill results at the Contact Zone show continuation of the identified hanging wall zone as drilling is extended to the north and east. Drilling in Q4 2014 will continue to infill the Contact Zone. The Company also obtained encouraging drill results in the Grey Fox South zone as they indicate the zone is wider than previously anticipated with more consistent grade than in earlier drilling results. Primero raised Cdn$9 million in March 2014 in a flow-through financing, in order to carry out its exploration program at the Grey Fox, Pike River and the Stock Mill property of which Cdn$6.2 million was spent by September 30, 2014.

Mineral Resources

On July 9, 2014, the Company filed an updated NI 43-101 technical report on mineral reserves and mineral resources as at December 31, 2013 at the Black Fox Complex. On the acquisition of the Black Fox Complex, management reviewed the block model and reserve and resource estimation parameters. While the block model estimation methodology was considered appropriate, management elected to be more conservative on several estimation parameters, including increasing the cut-off grade, reducing the area of influence around drill holes, and using more detailed domaining and more conservative capping. Management believes this more conservative approach is appropriate as the Company optimizes the Black Fox operation. Based on the new estimation, the Black Fox mine contained proven and probable reserves of 537,700 gold ounces and inferred resources of 167,786 gold ounces, while the Grey Fox property contained indicated resources of 557,655 gold ounces and inferred resources of 218,820 gold ounces as at December 31, 2013.

REVIEW OF DEVELOPMENT AND EXPLORATION PROJECTS

CERRO DEL GALLO

The Cerro del Gallo project is located on the San Antón property in the state of Guanajuato in central Mexico, approximately 270 kilometers northwest of Mexico City. The San Antón property fully incorporates the San Antón de las Minas mining district, centered 23 kilometers east northeast of Guanajuato city and the historic Guanajuato Mining District where production from 1700 to 2004 is reported to be 1.14 billion ounces of silver and 6.5 million ounces of gold. The project was acquired by Primero in May 2013. The Company’s investment in Cerro del Gallo was approximately $120 million on September 30, 2014.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Mineral Resources

Cerro del Gallo is an attractive long-life project with approximately 1.0 million ounces of gold equivalent proven and probable reserves and 1.6 million ounces of gold equivalent measured and indicated resources (exclusive of reserves). Assuming a positive construction decision, the project is expected to contribute 95,000 gold equivalent (silver and copper as by-products) ounces per year to the Company’s overall production.

Development program

The exploration activities at the San Antón property have consisted of drilling and several sampling programs and the majority of the exploration work has focused on the Cerro del Gallo deposit. Drilling activity by previous owners of the property ceased in 2008. Primero resumed the exploration program in 2013, when approximately $2 million was spent on geophysical compilation and diamond drilling. In 2013, 15,179 meters were drilled, including infill, condemnation and regional exploration drilling, as well as geotechnical drilling for metallurgical and geochemical tests. The infill drilling program was designed to convert inferred resources into indicated resources in the central part of the Cerro del Gallo mineralized zone. The condemnation drilling program was designed to sterilize areas for future infrastructure, including the waste dumps and leach pads.

The exploration program covering the Cerro del Gallo deposit and regional epithermal mineralized veins is continuing in 2014. Approximately $2.5 million is budgeted for exploration drilling and surface mapping and sampling. Further work on optimization of Cerro del Gallo also continues in 2014 with completion of land acquisition, process water drilling, pre-construction permitting, basic design of the plant and infrastructure, update of the capital cost estimate, and further metallurgical testing to improve management’s confidence in the metallurgical and regional exploration upside. The Company’s 2014 development budget for Cerro del Gallo is $10.5 million, $5.8 million of which was spent by September 30, 2014.

VENTANAS

Primero has one exploration property in Mexico – Ventanas, located in Durango State, approximately 32 kilometers from the San Dimas mine. The Company re-initiated exploration of the Ventanas property in 2013 (after last having explored it in 2008) with systematic channel sampling and mapping. Almost 7,100 metres of drilling took place on the Ventanas property in 2014 at a cost of $1.2 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial and operating data for the last eight quarters:

(In thousands of US$ except for per
share amounts and operating data)	2014			2013				2012
	Q 3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Financial Data
Revenue	75,503	79,669	48,269	47,737	53,793	52,475	46,321	43,597
Net income (loss)	(105,904)	572	(9,087)	(35,895)	10,080	4,241	17,325	1,245
Basic income (loss) per share	(0.66)	0.00	(0.07)	(0.31)	0.09	0.04	0.18	0.01
Diluted income (loss) per share	(0.66)	0.00	(0.07)	(0.31)	0.09	0.04	0.18	0.01
Adjusted net income (loss)	259	1,052	(2,882)	1,570	10,959	17,039	9,415	4,528
Adjusted net income (loss) per share	0.00	0.01	(0.02)	0.01	0.09	0.16	0.10	0.05
Operating cash flow before
working capital changes	21,704	26,431	6,509	14,038	20,926	16,932	19,309	17,775
Cash	22,056	44,168	86,372	110,711	125,709	130,390	141,246	139,244
Total assets	1,092,367	1,207,602	1,257,431	800,822	783,883	780,316	692,015	670,506
Long-term liabilities	184,540	189,743	133,904	94,039	49,392	49,678	48,745	47,253
Equity	851,828	958,214	954,274	661,090	696,159	684,749	590,340	571,738

Key Performance Data
Gold produced (ounces)	51,464	50,061	32,278	29,097	31,791	26,904	24,190	23,143
Gold equivalent ounces produced	59,673	63,414	39,758	34,371	41,998	39,089	27,656	26,310
Gold sold at spot (ounces)	50,145	47,262	30,268	32,157	30,261	25,692	24,736	22,404
Gold sold at fixed prices (ounces)	1,556	1,334	315	-	-	-	-	-
Average price realized per gold ounce	$1,251	$1,264	$1,295	$1,265	$1,338	$1,398	$1,626	$1,715
Cash cost per gold equivalent ounce	$689	$672	$686	$660	$516	$551	$719	$677
Cash cost per gold ounce, net of silver by-products	$596	$508	$543	$550	$252	$167	$589	$535
All-in sustaining costs
(per gold ounce)
Consolidated	$1,154	$1,228	$1,381	$1,415	$974	$659	$1,236	$1,644
San Dimas	$919	$626	$893	$1,151	$751	$588	$914	$1,166
Black Fox	$1,202	$1,771	$1,480	-	-	-	-	-
Other¹	$114	$210	$413	$264	$223	$71	$322	$478
Silver produced (million ounces)	1.41	1.49	1.51	1.60	1.62	1.46	1.37	1.32
Silver sold at fixed price (million ounces	1.17	0.82	1.15	1.69	1.18	0.82	1.48	1.25
Silver sold at spot (million ounces)	0.29	0.76	0.19	-	0.40	0.60	-	-

1

For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. Prior period mine site results have been re-stated to reflect this. Corporate general and administrative expenses per consolidated gold ounce produced are reflected in the ‘other’ category.

The Company owned the Black Fox mine for 26 days in Q1 2014, and for all of Q2 and Q3 2014, contributing to higher production and sales in Q1, Q2 and Q3 2014 as compared to any other quarter presented above. In addition, gold production, and accordingly sales, at San Dimas were higher in Q1, Q2 and Q3 2014 and each of the quarters in 2013 than the fourth quarter of 2012 due to the Company’s optimization project at the San Dimas mine, which was started in Q3 2012 and finished in Q1 2013, and resulted in increases in tonnes milled. In addition, the Company successfully completed the project to increase the San Dimas mill capacity to 2,500 TPD in Q1 2014 resulting in an increase in production in Q2 and Q3 2014.

Revenue was significantly higher in Q3 2014 and Q2 2014 than any other quarter due mainly to production from the Black Fox Mine. Revenue in Q3 2014, Q2 2014, Q1 2014, Q3 2013 and Q2 2013 included $5.9 million, $14.8 million, $3.9 million, $8.4 million, and $13.2 million, respectively, of silver sales at spot prices, after the Company reached the annual threshold for deliveries under the silver purchase agreement. These silver spot sales also reduced cash costs per ounce and particularly by-product cash costs per ounce, as well as all-in sustaining costs per ounce in each of the periods.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

The Black Fox mine incurred net losses of $3.8 million, $2.9 million and $3.4 million in Q3 2014, Q2 2014 and Q1 2014, respectively. Due to the lack of investment in exploration and development in the second half of 2013, the Black Fox mine had a limited number of stopes available for mining during 2014 and production from the underground mine was below management’s expectations, resulting in these operating losses. In addition, in Q1 2014 the Company incurred $6.7 million of transaction costs related to the Brigus acquisition and recognized $7.5 million of share-based payment expense due to the 71% increase in the Company’s share price, which contributed to the net loss for the quarter. The net loss in Q3 2014 was primarily impacted by a $99.0 million goodwill impairment charge (see “RECENT CORPORATE DEVELOPMENTS” above).

The net loss in Q4 2013 was mainly due to the introduction of a mining royalty in Mexico that resulted in the Company recording a $35.9 million deferred tax liability and expense. Quarterly net income fluctuates in part as a result of items which are adjusted out in the calculation of adjusted net income. The decrease in adjusted net income in each quarter of 2014 is partly due to the net losses from the Black Fox mine as well as the significant share-based payment expense in Q1 2014. The decrease in adjusted net income in Q4 2013 compared with the other quarters in 2013 was due mainly to the realization of silver spot sales in Q2 and Q3 and significantly higher realized gold prices in Q1.

The cash balance decreased each quarter since Q1 2013 due mainly to the decline in metals prices, coupled with higher investments in capital expenditures at San Dimas as well as the acquisitions of Cerro del Gallo in Q2 2013 and the Black Fox Complex in Q1 2014 and capital expenditures for those properties. In addition, $12.7 million of cash was used in Q1 2014 for Brigus transaction costs and severance payments as well as Cdn$10 million to capitalize Fortune Bay. The Company was required to make change of control offers for Brigus’ senior secured notes and unsecured convertible debentures and in Q2 2014, the Company repaid the $20.9 million of senior secured notes and $1.9 million of the convertible debentures. In addition, in Q2 2014, the Company drew down $30 million on the line of credit to repay the remaining balance of $27.2 million of the promissory note with Goldcorp. In Q4 2013, Q1 2013 and Q4 2012 principal and interest cash payments were made against the promissory note of $7.1 million, $7.8 million and $7.8 million, respectively. Cash in Q1 2014 reflects principal and interest payments totaling $3.6 million on the Brigus notes and debentures and in Q3 2014, an additional $1.6 million of interest was paid on the debentures. Further, in Q3, Q2 and Q1 2014 the Company realized inflows of $0.5 million, $1.7 million and $7.7 million, respectively, from the exercise of stock options and in Q1 2014 the Company received Cdn$9.0 million from the issuance of flow-through shares.

The significant increases in total assets and equity in Q1 2014 were due mainly to the closing of the acquisition of Brigus for a purchase price of $301.6 million, funded primarily through the issuance of 41.3 million common shares. The decrease in total assets and equity in Q3 2014 was primarily due to the $99.0 million impairment charge recorded against the goodwill balance recognized by the Company upon the acquisition of Brigus (see “RECENT CORPORATE DEVELOPMENTS” above).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

FINANCIAL CONDITION REVIEW

	As at September 30,	As at December 31,
($000's except ratios and share amounts)	2014	2013
Total cash and equivalents	22,056	110,711
Current assets	81,551	145,629
Non-current assets	1,010,816	655,193
Total assets	1,092,367	800,822

Current liabilities (excluding short-term debt)	49,935	40,693
Non-current liabilities (excluding long-term debt)	103,618	71,825
Debt	86,986	27,214
Total liabilities	240,539	139,732

Total shareholders' equity	851,828	661,090
Total equity	851,828	661,090

Total common shares outstanding (1)	159,978,126	115,726,035
Total options outstanding (2) (3)	9,467,467	7,963,990
Total warrants outstanding (4)	20,800,000	20,800,000

Key financial ratios
Current ratio	1.46	3.19
Total liabilities-to-equity	0.28	0.21
Debt-to-total capitalization	0.09	0.04

1	As at the date of this MD&A, the Company had 159,978,126 common shares outstanding.

2	Total options exercisable as at September 30, 2014 were 8,493,319.

3	As at the date of this MD&A, the Company had 9,467,467 options outstanding, of which 8,493,319 were exercisable

4

As at the date of this MD&A, the Company had 20,800,000 common share purchase warrants outstanding. In addition, upon completion of the acquisition of Brigus, each outstanding warrant to purchase a Brigus common share became exercisable to purchase 0.175 of a Primero common share and 0.1 of a Fortune Bay common share. 15,886,317 Brigus warrants were outstanding as at the date of this MD&A to purchase 2,780,106 million common shares of the Company. All warrants are exercisable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

STATEMENT OF FINANCIAL POSITION REVIEW

The Company’s total assets as at September 30, 2014 were $1,092.4 million, compared to $800.8 million as at December 31, 2013. The significant increase was due mainly to the acquisition of Brigus in Q1 2014, which upon closing increased assets by $441.6 million (including $99.0 million of goodwill, which was subsequently deemed impaired and written off in Q3 2014 (see “RECENT CORPORATE DEVELOPMENTS” above).

The Company’s total liabilities as at September 30, 2014 were $240.5 million, compared to $139.7 million as at December 31, 2013. The Company assumed $87.1 million of debt, a $15.7 million decommissioning liability relating to the Black Fox Complex and accounts payable of $30.4 million upon the acquisition of Brigus. The Company was required to make change of control offers for Brigus’ Cdn$24 million senior secured notes and $50 million unsecured convertible debentures at 105% and 100%, respectively, of outstanding principal plus accrued interest. The note holders accepted the Company’s offer and on April 3, 2014 the Company paid Cdn$23.1 million to them (a scheduled principal and interest payment of Cdn$2.2 million was made on March 31, 2014). Of the $50 million unsecured convertible debentures, $1.9 million accepted the Company’s offer and $48.1 million remain outstanding.

Included within liabilities at September 30, 2014 is an amount of $6.6 million, of which $5.2 million is classified as current, in relation to the Company’s cash-settled phantom share units. An increase in the Company’s share price from Cdn$4.68 to Cdn$5.45 between December 31, 2013 and September 30, 2014, as well as the passage of time resulted in a charge to general and administrative expenses of $7.1 million, and a charge to operating expenses of $0.4 million in the period. The Company paid out $9.5 million for phantom share units that vested during the nine months ending September 30, 2014, resulting in a net decrease of $1.5 million in the liability.

SHAREHOLDERS’ EQUITY

An increase in shareholders’ equity from $661.1 million as at December 31, 2013 to $851.8 million as at September 30, 2014 was largely a result of issuing 41,340,347 common shares upon the acquisition of Brigus in Q1 2014, with a book value of $279.0 million.

In addition, in Q1, Q2 and Q3 2014, the Company issued 1,496,542, 321,788, 93,414 common shares, respectively, upon the exercise of stock options and during Q1 2014, 1,000,000 common shares were issued further to a Cdn$9 million flow-through financing.

A net loss for the period reduced retained earnings from $62.5 million as at December 31, 2013 to ($52.0) million as at September 30, 2014. The majority of the loss arose as a result of a $99.0 million goodwill impairment charge booked in Q3 2014 (see “RECENT CORPORATE DEVELOPMENTS” above).

FINANCIAL POSITION AND LIQUIDITY

Total liquidity includes cash and cash equivalents at September 30 2014 of $22.1 million and the undrawn amount from the revolving line of credit of $45 million. The Company’s primary source of liquidity is operating cash flow which is significantly affected by prevailing metal prices. Management’s goal is to maintain a strong balance sheet and have sufficient liquidity to fund the Company’s ongoing operations and growth plans, regardless of the level of precious metals prices.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Debt

Upon the acquisition of Brigus, Primero assumed $50 million of unsecured convertible debentures, Cdn$24 million of senior secured notes and $15.5 million of finance leases. The Company was required to make change of control offers to purchase the notes and the debentures at 105% and 100%, respectively, of their principal balance. The note holders accepted the Company’s offer and the notes were repaid on April 3, 2014. Investors holding $1.9 million of the debentures accepted the Company’s offer, and these debentures were repaid on May 16, 2014. The remaining $48.1 million debentures bear interest at a rate of 6.5% per annum, payable semi-annually on March 31 and September 30, are convertible by the holders into common shares of the Company at any time at a conversion price of Cdn$14.00 per common share and mature on March 31, 2016. The debentures allow for forced conversion by the Company if the market price of the Company’s shares is at least 125% of the conversion price. On September 29, 2014, the Company paid $1.6 million of accrued interest relating to the convertible debentures.

On May 23, 2014, the Company closed a 3-year $75 million revolving line of credit. In order to provide the required security to the lenders, coincident with the closing, the Company paid out the $27.2 million promissory note outstanding to a subsidiary of Goldcorp Inc., by drawing down $30 million of the line of credit.

At September 30, 2014, the balance outstanding on finance leases was $13.1 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

2014 Capital/Exploration expenditures

The Company’s 2014 expected capital expenditures are $84.8 million, of which $75 million has been spent or accrued at September 30, 2014, broken down as follows:

		Total
		expenditures
	Anticipated	YTD as of
	2014	September 30,
	expenditures	2014
in millions of USD	$	$
San Dim as Underground Development	14.7	13.7
San Dim as Sustaining Capital	11.8	11.7
San Dim as Projects	11.8	11.1
San Dim as Sub Total	38.3	36.5
Black Fox Underground Development	7.6	6.0
Black Fox Open Pit Capital Stripping	6.1	5.9
Black Fox Sustaining	12.7	12.7
Black Fox Projects	8.3	8.0
Grey Fox Development Studies	1.3	0.1
Black Fox Complex Sub Total	36.0	32.7

Cerro del Gallo Development	10.5	5.8
Total	84.8	75.0

The Company’s 2014 expected exploration expenditures total $35.7 million, of which $18.6 million was spent or accrued at September 30, 2014, broken down as follows:

			Total	Total
			exploration	expenditures
	Anticipated	Anticipated	YTD as of	YTD as of
	2014	2014	September 30,	September 30,
	exploration	expenditures	2014	2014
in millions of USD	Meters	$	Meters	$
San Dimas Diamond Drilling	60,000	5.4	54,659	4.6
San Dimas Drifting	2,500	5.9	1,274	2.4
San Dimas Regional Diamond Drilling	20,000	3.5	10,743	1.9
Sub Total	82,500	14.8	66,676	8.9
Black Fox Diamond Drilling	55,700	7.7	36,952	2.7
Grey Fox & Regional Exploration	76,400	9.1	59,498	5.8
Sub Total	132,100	16.8	96,450	8.5
Cerro del Gallo Diamond Drilling	10,000	2.5	-	-
Ventanas Regional Exploration	9,100	1.6	7,069	1.2
Sub Total	19,100	4.1	7,069	1.2

Total	233,700	35.7	170,195	18.6

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Commitments and contingencies

The following table summarizes the contractual maturities of the Company’s financial liabilities (excluding taxes) and operating and capital commitments as at September 30, 2014:

										December 31
		September 30, 2014								2013
		Within				Over
		1 year		2-5 years		5 years		Total		Total
	$		$		$		$		$
Trade and other payables and accrued liabilities		38,940		-		-		38,940		33,958
Share based payments		5,212		1,423		-		6,635		8,144
Promissory note and interest		-				-		-		30,262
Convertible debentures and interest		3,128		49,684		-		52,812		-
Line of credit and interest		1,575		32,619		-		34,194		-
Finance lease payments		6,064		7,025		-		13,089		-
Minimum rental and operating lease payments		2,037		4,665		-		6,702		4,799
Reclamation and closure cost obligations		-		12,624		46,321		58,945		31,347
Commitment to purchase plant and equipment		1,640		-		-		1,640		6,062
		58,596		108,040		46,321		212,956		114,572

The Company expects to discharge its commitments as they come due from its existing cash balances, cash flow from operations, collection of receivables, and credit facilities.

Other liquidity considerations

Cerro del Gallo

The Company has potential future financial commitments related to its acquisition in December 2013 of Goldcorp’s 30.8% interest in the Cerro del Gallo project. These commitments are contingent payments based on meeting certain milestones or market conditions. The contingent payments include $8 million (the “First Contingent Payment”) after achieving commercial production on the Phase I heap leach operation; $5 million if the date of the First Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the First Contingent Payment, and not later than December 19, 2018 (“the Second Contingent Payment”); $14 million on announcement of a decision by Primero to construct the CIL mill for Phase II (“the Third Contingent Payment”), and $5 million if the date of the Second Contingent Payment occurs before December 19, 2018 and the gold price averages $1,500 or more per ounce for a consecutive 30 day period within one year following the date of the Second Contingent Payment, and not later than December 19, 2018 (“the Fourth Contingent Payment”). If all the contingencies are satisfied, the Company would be required to pay $32 million.

The Company expects to make a decision whether to construct the phase 1 heap leach project for Cerro del Gallo in early 2015. The decision will be based on achieving a 15% internal rate of return at a gold price of $1,100 per ounce. The estimated capital cost of this project is $165 million and construction would take approximately 18 months. Once completed, Cerro del Gallo is expected to produce approximately 95,000 gold equivalent ounces on an annual basis. Should the Company decide to construct the project additional financing will be required.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Recent Mexican tax reforms

On December 11, 2013, the Mexican President approved an extensive tax reform bill that has far reaching implications to the mining sector and taxpayers generally. The tax reforms were effective starting on January 1, 2014. The reforms include a tax-deductible mining royalty of 7.5% on taxable earnings before the deduction of interest, taxes, depreciation and amortization, with precious metals mining companies paying an additional 0.5% on revenue from gold, silver and platinum. In addition, the long term corporate tax rate remains at 30% rather than reducing to 28% as originally planned and deductions for accelerated depreciation of exploration costs and certain other capital expenditures are no longer allowed. Mining companies may be able to undertake community development projects that would be allowed as credits against the royalty, however this will require extensive consultation with federal, state and municipal governments and native communities.

The impact of the tax reforms on the Company is significant and is estimated to be approximately $14 million in 2014 (with cash payments initially due in March 2015) assuming a $1,200 per ounce gold price. Everything else being equal, the impact reduces somewhat in later years due to higher deductions for depreciation and exploration costs resulting from the elimination of accelerated deductions for these items.

APA ruling

On October 4, 2012, the Company received a ruling (the “APA Ruling”) from the Mexican tax authorities which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement and the silver pricing for purposes of its 2010 and 2011 income tax returns. Under Mexican tax law, an APA Ruling is generally applicable for up to a five year period and the Company’s APA Ruling covers the five years ending December 31, 2014. Assuming silver continues to be sold under the Amended and Restated Silver Purchase Agreement on the same terms and there are no changes in the application of Mexican tax laws relative to the APA Ruling, we expect to record revenues and pay taxes based on realized prices for the life of the San Dimas mine. There can be no assurance that Mexican tax laws applicable to the APA Ruling will not change or that the applicable authorities will issue a renewal or similar ruling when the current APA Ruling expires on December 31, 2014 or that the authorities will assess the Company’s taxes on the basis of its realized prices for silver thereafter. To the extent the Mexican tax authorities determine that the appropriate price of silver sales under the Amended and Restated Silver Purchase Agreement is different than the realized price, it could have a material adverse effect on our results of operations, financial condition and cash flows.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Overall, the Company expects to be able to meet all of its commitments and fulfill its exploration and capital expenditure plans for 2014 from its cash balances, operating cash flows and credit facilities. The Company may from time-to-time opportunistically raise additional financing in order to build up cash reserves for general corporate purposes and for its future growth.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

ANALYSIS OF CASH FLOWS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	Three months ended
(In thousands of US dollars)	September 30,
	2014	2013
Cash Flow:	$	$
Provided by operating activities	12,022	15,782
Used in investing activities	(30,364)	(21,471)
(Used in) provided by financing activities	(3,473)	1,006
Effect of exchange rate changes on cash	(297)	2
(Decrease) increase in cash	(22,112)	(4,681)
Cash, beginning of period	44,168	130,390
Cash, end of period	22,056	125,709

Primero generated $12.0 million of cash flows from operating activities in Q3 2014, compared with $15.8 million in Q3 2013. Operating cash flow before working capital changes was $21.7 million in Q3 2014, consistent with Q3 2013 at $20.9 million, as a result of consistent cash earnings from mine operations. Changes in non-cash working capital were a cash outflow of $9.7 million in Q3 2014 compared with an outflow of $5.1 million in Q3 2013 due mainly to an increase in taxes receivable in Q3 2014 (see discussion of VAT refunds in “ANALYSIS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013” below).

Cash used in investing activities in Q3 2014 amounted to $30.4 million as compared to $21.5 million in Q3 2013. Capital expenditures in Q3 2014 totaled $30.1 million, up from $21.5 million spent in Q3 2013, with the addition of the Black Fox mine accounting for $14.9 million.

The Company used $3.5 million of cash in financing activities in Q3 2014, compared with a $1.0 million inflow of cash in Q3 2013. The Company paid interest of $2.2 million in Q3 2014, of which $1.6 million related to the convertible debentures assumed upon the acquisition of Brigus and $0.3 million related to the line of credit drawn in Q2 2014. The Company also paid $1.2 million relating to finance leases in Q3 2014 and incurred transaction costs of $0.6 million relating to the line of credit. The Company received $0.5 million from the exercise of stock options in Q3 2014 and $1.0 million in the same period in 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

ANALYSIS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	Nine months ended
(In thousands of US dollars)	September 30,
	2014	2013
Cash Flow:	$	$
Provided by operating activities	16,966	43,605
Used in investing activities	(88,746)	(50,476)
(Used in) provided by financing activities	(15,820)	(5,870)
Effect of exchange rate changes on cash	(1,055)	(794)
(Decrease) increase in cash	(88,655)	(13,535)
Cash, beginning of period	110,711	139,244
Cash, end of period	22,056	125,709

Primero generated $17.0 million of cash flows from operating activities in YTD 2014, compared with $43.6 million in YTD 2013. Operating cash flow before working capital changes was $53.9 million in YTD 2014, down from $56.9 million in YTD 2013. Cash flows from mine operations were about $3 million higher in YTD 2014 than YTD 2013, however, these were offset by $7.3 million of transaction costs related to the Brigus acquisition. Changes in non-cash working capital were a cash outflow of $36.9 million in YTD 2014, compared with an outflow of $13.3 million in YTD 2013 due mainly to a $13.4 million increase in taxes receivable and a $10.9 million reduction in trade and other payables. VAT (included in taxes receivable) has historically been refunded on a monthly basis, 4 months in arrears, and is currently 10 months outstanding. The company has been advised that this is a pervasive situation in Mexico in both the mining sector and for companies generally. As at September 30, 2014, the Company was owed $24.6 million for VAT in Mexico, compared with $10.1 million at December 31, 2013.

The Company used $88.7 million cash in investing activities in YTD 2014, compared with $50.5 million in YTD 2013. Capital expenditures were $80.9 million in YTD 2014, up from $46.3 million in YTD 2013, with the Black Fox Complex accounting for $32.3 million. The Company has an extensive capital expenditure and exploration program at the Black Fox Complex in 2014, designed to compensate for a lack of investment in prior years. The Company also used $7.8 million of cash for the Brigus acquisition in YTD 2014 and $4.4 million of cash for the acquisition of Cerro and investment in Santana Minerals in YTD 2013.

The Company used $15.8 million of cash for financing activities in YTD 2014, compared with $5.9 million in YTD 2013. The Company repaid $57.5 million of debt in YTD 2014, including Cdn$25.3 million of senior secured notes and $1.9 million of convertible debentures both assumed on the acquisition of Brigus, as well as the $27.2 million promissory note with Goldcorp. The Company drew down $27.6 million (net of transaction costs) on the recently completed line of credit to partially fund the debt repayments. The Company repaid $7.8 million of debt in YTD 2013 related to the promissory note with Goldcorp. The Company received Cdn$9.0 million from the proceeds of a flow-through financing to fund exploration costs at the Grey Fox and Pike River properties on March 25, 2014. In addition, the Company received $9.9 million in YTD 2014 related to the exercise of stock options and $1.9 million in YTD 2013.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders also use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Operating expenses per the consolidated
financial statements ($000's)	44,502	21,316	112,572	64,592
Share-based payment included in
operating expenses ($000's)	(186)	(306)	(1,078)	(235)
Process improvement project costs ($000's)	(2,946)	-	(2,946)	-
Inventory movements and adjustments ($000's)	(227)	650	2,462	(1,294)
Total cash operating costs ($000's)	41,143	21,660	111,010	63,063
Ounces of gold produced	51,464	31,791	133,803	82,886
Gold equivalent ounces of silver produced	8,209	10,207	29,042	25,857
Gold equivalent ounces produced	59,673	41,998	162,845	108,743
Total cash costs per gold equivalent ounce	$689	$516	$682	$580

Total cash operating costs ($000's)	41,143	21,660	111,010	63,063
By-product silver credits ($000's)	(10,465)	(13,658)	(37,926)	(35,739)
Cash costs, net of by-product credits ($000's)	30,678	8,002	73,084	27,324
Ounces of gold produced	51,464	31,791	133,803	82,886
Total by-product cash costs per gold ounce produced	$596	$252	$546	$330

Gold equivalent ounces of silver produced for the San Dimas mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013
Silver ounces produced (millions) (A)	1.41	1.62	4.40	4.45
Average realized silver price (B)	$7.43	$8.42	$8.61	$8.03
Average realized gold price (C)	$1,275	$1,338	$1,286	$1,445
Gold equivalent ounces of silver (A)x (B)/(C)	8,209	10,207	29,042	25,857

The Company produces one by-product metal, being silver at San Dimas. By-product silver credits are computed as silver ounces produced multiplied by the average realized silver price during a quarter. Cash costs without adjusting for by-product credits would be computed on a co-product basis, whereby total cash operating costs would be allocated separately to production of gold and silver. The basis for the allocation of costs is typically relative realized sales prices, which results in co-product cash costs being exactly the same as cash costs on a gold equivalent ounce basis. Hence cash costs without adjusting for by-product credits are equal to cash costs per gold equivalent ounce.

The Company sells the majority of its silver production at a fixed price of approximately $4 per ounce pursuant to a silver purchase agreement that the Company assumed when it acquired the San Dimas mine in 2010. The fixed price approximated the cost of producing an ounce of silver at the time the silver purchase agreement was entered into by the previous mine owner. The fixed price is reflected in the calculation of by-product silver credits.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Non – GAAP measure – All-in sustaining costs per gold ounce

In June 2013, the World Gold Council (“WGC”) published a guidance note on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure and has no standardized meaning throughout the industry. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though, this measure is not representative of all of the Company’s cash expenditures management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

The following table provides a reconciliation of all-in sustaining costs per gold ounce to the condensed consolidated interim financial statements for the three and nine months ended September 30, 2014 and 2013:

	Three months ended		Nine months ended
	September 30,		September 30,
	2014	2013	2014	2013

Cash costs, net of by-product credits ($000's)	30,678	8,002	73,084	27,324
Corporate general and administrative expenses
Share-based payments ($000's)	(1,154)	3,620	9,635	5,928
Other general and administrative expenses ( $000's)	7,008	3,466	20,063	10,861
Reclamation cost accretion ($000's)	281	160	896	480
Sustaining capital expenditures ($000's)	22,650	15,711	61,291	34,596
All-in sustaining costs ($000's)	59,463	30,959	164,969	79,189

Ounces of gold produced	51,464	31,791	133,803	82,886

All-in sustaining costs per gold ounce	$1,154	$974	$1,232	$955

Adjustments

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. The Company has prepared discounted cash flow models of the estimated costs to remediate its operating mine sites at the end of the estimated mine life. Reclamation cost accretion for San Dimas was calculated based on a discount rate of 7.75% and estimated remediation costs of $31.3 million, which are generally expected to be incurred in 2035 and 2036. Reclamation cost accretion for Black Fox was calculated based on a discount rate of 2% and estimated remediation costs of $30.0 million, which are generally expected to be incurred in 2018 and 2023. Reclamation cost accretion is included in finance expense in the Company’s consolidated statements of operations and comprehensive income.

The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures, which are disclosed in the consolidated statements of cash flows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

	Three months ended		Nine months ended
(In thousands of US dollars)	September 30,		September 30,
	2014	2013	2014	2013
Capital expenditures per consolidated statements of cash flows	30,087	21,533	80,880	46,255
Less: San Dimas non-sustaining capital expenditures	(1,311)	(3,305)	(7,590)	(7,950)
Less: capital expenditures attributable to Cerro del Gallo	(2,483)	(1,952)	(6,720)	(2,059)
Less: capital expenditures attributable to Grey Fox	(3,595)	-	(6,517)	-
Add: Black Fox capital expenditures financed through leases	-	-	4,140	-
Less: capital expenditures attributable to other projects and corporate, including San Dimas regional exploration and Pike River	(48)	(565)	(2,902)	(1,650)
Total sustaining capital expenditures	22,650	15,711	61,291	34,596
Sustaining capital expenditures attributable to San Dimas	11,308	15,711	35,633	34,596
Sustaining capital expenditures attributable to Black Fox	11,342	-	25,658	-

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Non – GAAP measure – Adjusted net income

The Company has included the non-GAAP performance measures of adjusted net income and adjusted net income per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income to net income (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended		Nine months ended
(In thousands of US dollars except per share amounts)	September 30,		September 30,
	2014	2013	2014	2013

Net (loss) income	(105,904)	10,080	(114,420)	31,645
Goodwill impairment charge	98,961	-	98,961	-
Impact of foreign exchange on deferred income tax assets and liabilities	4,607	279	4,036	457
Liability for social security payments, net of tax	-	-	-	3,823
Office closure costs	2,040	-	2,040	-
Transaction costs	555	600	7,811	1,173
Adjusted net income	259	10,959	(1,572)	37,098

Adjusted net income per share	0.00	0.09	(0.01)	0.35

Weighted average number of common shares outstanding (basic)	159,960,683	115,545,882	149,719,306	106,082,035

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the condensed consolidated interim financial statements.

	Three months ended		Nine months ended
(In thousands of US dollars except per share amounts)	September 30,		September 30,
	2014	2013	2014	2013
Cash provided by operating activities	12,022	15,782	16,966	43,605
Change in non-cash operating working capital	9,682	5,144	36,889	13,330
Operating cash flows before working capital changes	21,704	20,926	53,855	56,935

Operating cash flows per share before working capital changes	0.14	0.18	0.36	0.54

Weighted average number of common shares outstanding (basic)	159,960,683	115,545,882	149,719,306	106,082,035

ADOPTION OF NEW ACCOUNTING POLICIES

The accounting policies applied in the preparation of the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2014 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2013, except for the application of the following new interpretation and amendment to existing IFRSs, which was effective January 1, 2014:

IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), clarifies that the obligating event, as defined by IAS 37, that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements of IFRIC 21. The application of IFRIC 21 did not result in an adjustment to the Company's unaudited condensed interim consolidated financial statements.

The following accounting policy was adopted upon the acquisition of Brigus (Note 2(i) in the September 30, 2014 condensed consolidated interim financial statements) which resulted in the Company owning open pit operations for the first time.

Stripping costs

In open pit mining operations, it is necessary to incur costs to remove overburden and other mine waste materials in order to access the ore body. Pre-production stripping costs are capitalized as incurred. Stripping costs incurred during the production stage of an open pit mine are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs provide a future economic benefit. Production phase stripping costs are considered to generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine as access to future mineral reserves becomes less costly; (iii) increases the productive capacity; or (iv) extends the productive life of the mine. Production phase stripping costs that generate a future economic benefit are capitalized as mine development costs. Stripping costs incurred and capitalized during the production phase are depleted using the units-of-production method over the reserves and resources (where relevant as part of the depletion policy) that directly benefit from the specific stripping activity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

The following accounting policy was adopted upon the issuance of flow-through shares during the first quarter 2014.

Flow-through Shares

The Company may, from time to time, issue flow-through shares to finance a portion of its Canadian exploration program. Pursuant to the terms of the flow-through share agreements, the Company agrees to incur qualifying expenditures and renounce the tax deductions associated with these qualifying expenditures to the subscribers by an agreed upon date. The excess of cash consideration received over the market price of the Company’s shares at the date of the announcement of the flow-through share financing is recorded as a liability. This liability is extinguished and recognized in the statement of operations and comprehensive income (loss) when the renunciation of the tax benefit by the Company, is recorded.

A deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures that are capitalized to exploration and evaluation assets and their tax basis. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by use of the deferred tax asset.

The following policy was adopted upon the preliminary recognition of goodwill during the nine months ended September 30, 2014.

Goodwill

Goodwill may arise on the Company’s acquisitions due to: (i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; (ii) the potential to increase reserves and resources through exploration activities; and (iii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash generating units or groups of CGUs that are expected to benefit from the synergies of the business combination. If the composition of one or more cash generating units to which goodwill has been allocated changes due to a re-organization, the goodwill is re-allocated to the units affected.

Goodwill is not amortized. The Company performs an annual impairment test for goodwill and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a CGU to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the CGU to nil and then to the other assets of the CGU based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should the value of goodwill recover.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

In May 2014, the IASB issued IFRS 15 - Revenue from Contracts with Customers ("IFRS 15") which supersedes existing standards and interpretations including IAS 18, Revenue. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

Primero will be required to adopt IFRS 9, “Financial Instruments” on January 1, 2018. IFRS 9 is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact that IFRS 9 will have on its financial statements.

CRITICAL ACCOUNTING POLICY – DEPLETION OF MINING PROPERTIES

Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. Depletion is calculated on a mine-by-mine basis. During the nine months ended September 30, 2014, the Company had two operating mines, San Dimas and the recently-acquired Black Fox mine. Where applicable, the Company segregates each of its mines’ mineralization into reserves (including proven and probable), resources (including measured, indicated and inferred) and exploration potential.

The definitions applied by the Company in respect of the various categories of mineralization are as follows:

a)

Mineral Reserve - the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

b)

Measured mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

c)

Indicated mineral resource - that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

d)

Inferred mineral resource - that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

e)

Exploration potential – mineralization quantified by the Company’s geologists with a sufficient degree of confidence to include in the Company’s acquisition fair value determination, but without the necessary level of measurement precision to enable it to be classified as a mineral reserve or resource as defined by NI 43-101.

The Company’s depletion estimation methodology divides the total of a capitalized mining property into a depletable component and a non-depletable component. The value assigned to the depletable component is equal to the value assigned to reserves and inferred resources and the value assigned to the non-depletable component is the value assigned to the exploration potential. The allocation of values to the reserves, inferred resources and exploration potential is based on the discounted cash flow analysis of the Company’s life-of-mine plans. The depletable component of the capitalized total mining property is depleted over 100% of reserves and a portion of resources included in the Company’s life-of-mine plan. The non-depletable component is not depleted but, in combination with the depletable component, is evaluated for impairment when events and changes in circumstances indicate that the carrying amount may not be recoverable.

Each year, coincident with the updated reserve and resource statement and preparation of the updated life-of-mine plan, the Company expects that (where applicable) a portion of resources will be transferred to reserves and a portion of exploration potential will be transferred to resources. As a result, the category of non-depletable mineralization is expected to reduce and, in the absence of further additions to exploration potential, eventually be fully classified within the depletable component.

When considering the percentage of inferred resources to include in the depletion base of the depletable component, management considered what portion of the Company’s inferred resources are expected to be classified as measured and indicated resources, and if economically recoverable, are expected to be included in proved and probable reserves. In completing its assessment as to which resources to include so as to best reflect the useful life of the mine, management considered resources that have been included in the life-of-mine plan. To be included in the life-of-mine plan, resources needed to be above the cut-off grade set by management, which means that the resource can be economically mined and is therefore commercially viable. This consistent systematic method for inclusion in the life-of-mine plan takes into account management’s view of the gold price and exchange rates.

In addition, in order to determine which proportion of resources should be included in the depletion base, management considered the existence, commercial viability and potential economic recovery of such resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. In instances where management is able to demonstrate the economic recovery of such resources with a high level of confidence, such additional resources, which may also include certain of the inferred resources, are included in the calculation of depletion.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Total depletion expense for the Company in respect of the three and nine months ended September 30, 2014 was $17.1 million and $41.6 million respectively (2013 - $7.1 million and $17.9 million). Had the depletion expense been calculated without inclusion of inferred resources and, where applicable, exploration potential, and related future development costs, the depletion expense would have been $21.5 million and $55.2 million respectively (2013 - $24.7 million and $59.3 million).

Due to the fact that the economic assumptions used to estimate the proved and probable reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the resources and proved and probable reserves may change from year to year. Changes in the proved and probable reserves and inferred resources used in the life-of -mine plan may affect the depletion calculation and such changes are recognized prospectively.

San Dimas

The value assigned to the depletable and non-depletable pools of San Dimas were $419.7 million and $57.8 million respectively for the first three quarters of 2014. The depletable component is depleted over 100% of reserves and 75% of resources for the three and nine months ended September 30, 2014. The non-depletable component is not depleted.

Inferred resources are established based on more limited information than measured or indicated resources and reserves. The Company has risk-weighted the inferred resources included in the San Dimas depletion calculation considering the following factors:

i.	Both historic and recent rates of conversion of inferred resources to reserves at the San Dimas mine;

ii.

The nature of the ore deposit and the physical characteristics of the mine site. Exploration from the surface at San Dimas is challenging due to topographical challenges and accordingly the definition drilling required to establish resources is delayed due to the time required to develop access to underground drilling stations. This delay has historically limited the quantity of reserves that can be identified for future mining at San Dimas at any point in time. Accordingly, the San Dimas mine has historically had a short reserve life, however, management is confident that inferred resources and exploration potential will convert to reserves as development progresses;

iii.

Management is required under IFRS to assess the useful life of the San Dimas mine and management believes that inclusion of a portion of inferred resources provides a more accurate estimate as the useful life of the San Dimas mine for calculation of depletion expense. Estimating the useful life of the San Dimas mine without inclusion of a portion of inferred resources would, in management’s opinion, result in an inappropriately short estimate of the life of the San Dimas mine;

iv.

The change in reserve and resource estimation methodology as at December 31, 2011 from a polygonal approach to a geostatistical approach, which resulted in a transfer of estimated mineral reserves to inferred resources and the reclassification of a substantial portion of inferred resources to exploration potential. Given the high proportion of inferred resources previously classified as proven and probable reserves under the polygonal method, management has a high level of confidence that these inferred resources will be converted into production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

The Company has determined to include 100% of probable reserves and 75% of inferred resources in the depletion calculation for the three and nine months ended September 30, 2014. The Company believes that inclusion of both probable reserves and 75% of inferred resources and, where applicable, exploration potential, in the depletion calculation is supported by the long mining history at the San Dimas mine with an average historical conversion rate of approximately 90% of inferred resources into reserves.

Future capital expenditures necessary to access these inferred resources have been taken into account when determining the pattern of depletion charge for the San Dimas operations. These costs are included in the life-of-mine plan and are determined by the Company’s geologists and engineers based on an in-depth knowledge of the mine and planned development work. For the three months ended September 30, 2014, $77.0 million of future development costs were included in the calculation of depletion expense for San Dimas.

For the nine months ended September 30, 2014, the depletable pool was depleted on a units-of-production basis based on inclusion of 100% of reserves and 75% of inferred resources, which represented 0.8 million ounces of reserves and 0.7 million ounces of inferred resources.

Black Fox

The entire Black Fox mining property is currently in the depletable pool, which is depleted over 100% of reserves and 0% of inferred resources for the three and nine months ended September 30, 2014.

When considering the percentage of inferred resources to include in the depletion base of the depletable component, management considered the existence, commercial viability and potential economic recovery of the Black Fox resources based on historical experience and available geological and drilling information of the area under consideration and other operations/parts of the mine, that are contiguous to the area under consideration. Given the relative lack of history of the mine and inability to demonstrate the economic recovery of such resources with a high level of confidence, it was determined that none of the resources should be included in the calculation of depletion for the Black Fox mine. As at December 31, 2013, the Black Fox mine had 167,786 ounces of gold inferred resources, compared with 537,700 ounces of gold reserves, so the impact of excluding a portion of inferred resources in the depletion base is not significant.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

The Company has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geological and metallurgical information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, and existing permits for the life of mine plan. The estimates contained within these criteria could change over time which could affect the economic recoverability of capitalized costs.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Determination of useful lives of property, plant and equipment

Assets other than mining interests are depreciated using the straight-line method. Should the actual useful life of the property, plant or equipment vary future depreciation charges may change.

Deferred stripping

The Company defers stripping costs incurred during the production stage of its open pit operations when these costs are considered to generate a future benefit. The determination of these amounts requires the use of judgements and estimates such as estimates of tonnes of waste to be removed over the life of the mining area and economically recoverable reserves extracted as a result. Changes in a mine’s life and design may result in changes to the expected stripping ratio. Any changes in these estimates are accounted for prospectively.

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of work-in-process inventories at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

Mining properties are depleted using a units-of-production basis over a mine’s estimated and economically proven and probable reserves and an estimate of the portion of resources expected to be classified as reserves. If a mine has significant parts with differing useful lives, depletion is calculated based on the useful life of each part. For certain mines, including the San Dimas and Black Fox mines, the Company may segregate the recognized value of the mine between its “depletable” and “non-depletable” parts. The value assigned to the depletable component is that which is recognized in respect of the mine’s reserves and resources, while the value assigned to the non-depletable component is that which relates to exploration potential. If estimates of the value of the “depletable” and “non-depletable” parts of a mining property prove to be inaccurate, this could increase the amount of future depletion expense which would reduce the Company’s net income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

The Company depletes its operating mines based on estimates of the production to be derived over the life of the mine that are attributable to proven and probable reserves and inferred resources. The Company has estimated that 100% of proven and probable reserves and 75% of inferred resources will be recovered from the San Dimas mine and that 100% of proven and probable reserves and 0% of inferred resources will be recovered from the Black Fox mine. If these estimates of reserves and resources expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves and resources expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its goodwill and mining interests for impairment when events and changes in circumstances indicate that the related carrying amounts may not be recoverable, and in the case of goodwill, annually. Goodwill is allocated to cash-generating units for the purposes of impairment testing. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. The carrying amounts of the CGUs are compared to their recoverable amount. The recoverable amount is the higher of value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU for which the estimates of future cash flows have not been adjusted.

The Company bases its impairment calculation on detailed budgets and forecasts which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. The Company currently has three CGUs, the San Dimas mine, the Black Fox Complex and, the Cerro del Gallo project. These budgets and forecasts generally cover the life of the mine. If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, an impairment is recognized immediately as an expense and the carrying amount is reduced to its recoverable amount. Impairment is assessed at the CGU level.

Plant and equipment are depreciated over their estimated useful lives. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

Taxation

The Company recognizes the future tax benefit related to deferred tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred tax assets and liabilities recorded at September 30, 2014.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The significant estimations and assumptions included in the calculation of the fair value of the award are expected volatility, expected life, expected dividend rate and expected risk-free rate of return. Changes in these assumptions may result in a material change to the expense recorded for the issuance of share-based compensation.

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s condensed consolidated interim financial statements are as follows:

Tax ruling in Mexico

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

The Company has taken the position that if the Mexican tax laws relative to the APA ruling do not change and the Company does not change the structure of the silver purchase agreement, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver will continue for the life of the San Dimas mine. Should this judgment change, there could be a material change in the Company’s results of operations, financial condition and cash flows.

Liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd

The Company has accounted for and presented the liability to sell silver to Silver Wheaton Caymans and gold to Sandstorm Gold Ltd net within the mining interests rather than as a separate liability in the Company’s statement of financial position.

Componentization of property, plant and equipment

Assets are componentized for the purposes of depreciation. Should the componentization of assets change, depreciation charges may vary materially in the future.

Asset acquisitions

The Company has determined that the acquisition of Cerro was an asset acquisition rather than a business combination. This is considered a significant judgment that could have a material impact on the assets and liabilities recognized as well as any future depletion expense.

Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. This can have a significant impact on the consolidated results of the Company.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the nine months ended September 30, 2014. At September 30, 2014, the Company expects its capital resources (including its access to new sources of capital) and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At September 30, 2014, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. In 2014, there have been no changes to the Company’s exposure to risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2013 year-end MD&A, or the Company’s Annual Information Form for the year ended December 31, 2013, both of which are available on the Company’s website at www.primeromining.com or on SEDAR at www.sedar.com.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s condensed consolidated interim financial statements.

There has been no material change in internal controls of the Company during the three months ended September 30, 2014 that has materially affected, or is likely to materially affect, the Company’s internal control over financial reporting.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets and future gold and silver production. Forward –looking information and statements in this MD&A include those that relate to:

  the ability of the Company to expand production at the San Dimas and Black Fox mines, the ability of the Company to identify appropriate future acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the anticipated results of the exploration programs at Cerro del Gallo and the Black Fox Complex, actual results of reclamation activities at the San Dimas and Black Fox mines, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput,
  that plant, equipment or processes will operate as anticipated, the occurrence of accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine, the Black Fox Complex and the Cerro del Gallo project, the continuation of Mexican tax laws relative to the APA ruling, the ability of the Company to continue to pay taxes in Mexico based on realized prices of silver, the ability of the Company to comply with environmental, safety and other regulatory requirements, expectations for the Cerro del Gallo project including the timing of activities to lead to a construction decision, the completion of development or construction activities, including the construction of the Cerro del Gallo mine, expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation, and the ability of the Company to maintain effective control over financial reporting.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets; that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas and Black Fox proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the Cerro del Gallo and Grey Fox projects will be developed in accordance with the Company’s plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the proposed tunnels and access routes; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion at San Dimas, exploration and development plans; insufficient capital to complete development and exploration plans; risks associated with developing the Cerro del Gallo and Grey Fox projects; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete proposed tunnels and access routes or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2013 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “measured resources”, “indicated resources” or “inferred resources” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. These terms have a greater amount of uncertainty as to their existence and feasibility than reserves recognized by the United States Securities and Exchange Commission. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

Joseph F. Conway
President, CEO and Director